

Why a Thanksgiving Movie?

Thanksgiving is about way more than just the turkey... it's about FAMILY. Thanksgiving is an intercultural holiday that reflects the reality of the American cultural landscape. Across both sacred and secular cultures of all kinds, eating with others is a sign of unity. We believe more Americans travel to be with family at Thanksgiving than any other holiday, including Christmas. It ushers in the Christmas holiday where its all about giving, this holiday begins with giving thanks. Thanksgiving dinner is by far the most important meal of the year, for Americans. In our opinion, it's the only holiday in the season that everyone celebrates with a sense of reverence accompanied with a subtle truce to all forms of divisiveness. There is no religious affiliation with it nor is there a strong push for paganism and commercialism. This is the only holiday out of the entire year that everyone has the singular personal goal...peace.

Overview

THANKSFORGIVING THE MOVIE LLC is a brand new company set up to develop, produce and distribute the feature comedy, *Thanksforgiving*.

The company was set up in 2018 and its new offering is **THANKSFORGIVING**, a romantic comedy, set during the Thanksgiving holiday that melts your heart and keeps you at the edge of your seat. It's *Parenthood* meets *Home for the Holidays* with a Thanksgiving twist.

ThanksForGiving is a film that will give audiences four key ingredients, comedy, heart, the holidays, and unforgettable fond family memories. What makes it relatable is the fact that at its core, it's all about the power of love. There is love for family, love for friends, love for hobbies, or maybe you have found that special someone and you want to share the rest of your life. It's the story of Tommy, an indecisive college student following in the footsteps of his father, as he plans to profess his love and propose to his girlfriend at his parents' Thanksgiving dinner. His plan gets sidetracked, however, when each member of his hilariously, dysfunctional family has announcements and plans of their own.

We are immeasurably thrilled to commence our fundraising efforts for the production of our film. Our story radiates from the foundation of family values passed on through generations to define who we are, how we view the world and all of this results in why we stand for the things we stand for. These core values include love, honesty, humility, equality, unity, individualism and diversity just to name a few. Set in the fall, *ThanksForGiving* targets the nostalgic heart of our core audience, ready to engage concerns that we still deal with every day, encouraging us all to reflect upon who we are, where we have come from and most importantly, how we move forward to make our world a better place for everyone. Above all else, it reminds us to always be grateful for everything that we have.



THANKSGIVING
BOX OFFICE FACTS & FIGURES

According to Esquire, "No matter what you're looking for, November probably has it in store for you". The month of November is somewhat of an eclectic month for films. The holidays are beginning, the malls are in total chaos and families are coming together. This is the month where holiday blockbusters, Oscar contenders, political films and independent comedies meet in the same arena. Everyone's taste is different. People will be drawn in the direction of the Harry Potter universe or maybe they want to see Rocky stand by Adonis Creed as he fights for the title one more time or maybe they just want to take a break from reality and have a good laugh about a film that is fresh and new.

Source: https//www.esquire.com/entertainment/movies/g23866981/movies-to-see-in-theaters-november-2018/

So let's break down the numbers. The year 2018 was considered a record-breaking year for the box office. "The domestic box office raked in $11.9 billion in 2018, beating the $11.4 billion record set in 2016. The worldwide box office nabbed a record $41.7 billion. According to CNN, the global box office benefited from a strong performance at North American theaters where there was an increase in both revenue and foot traffic."

Source: https://www.cnn.com/2019/01/03/media/box-office-record-year-2018/index.html

In the 4th quarter of 2018 (Oct - Dec) the box office generated a total of $3.3 billion dollars in just the domestic gross.

Source: https://www.boxofficemojo.com/quarterly/?view=releasedate&yr=2018&quarter=Q4

In the month of November alone, the box office generated $1.8 billion dollars. That's a little more than half of the $3.3 billion dollars received during the entire 4th quarter. People are still going to the movies at a record pace. The numbers never lie, so this is the best time for ThanksForGiving to hit the screen.

Source: https://www.boxofficemojo.com/monthly/?chart=bymonth&view=releasedate&month=11

Synopsis Snapshot

23 — Mr. Stevens gives Mrs. Stevens her new ring

24 — Googles gives Tommy the family heirloom ring so he can propose to Amy

25 — Dinner is served

4 — Mrs Stevens is not happy that Loretta is coming for Thanksgiving dinner

5 — Googles arrives a day early for Thanksgiving dinner

6 — Tiffany and Willis decide they are going to tell everyone about their relationship this year.

22 — Amy tells Tommy she's pregnant

3 — Amy gives Tommy mixed signals about marriage

2 — Tommy tells Willis his plans to propose to Amy.

26 — Tiffany and Amy make plans for a Christmas wedding

7 — Tommy and Mr. Stevens simultaneously practice their proposals.

21 — Willis learns Amy is pregnant not Tiffany.

1 — Tommy and Willis finish school for Thanksgiving break

8 — Tommy hides his ring in his parents room

20 — Loretta makes up with Mrs. Stevens.

19 — Tommy's parents convince him to still propose without a ring

9 — Loretta arrives.

18 — Lucky bites Tommy causing him to drop the ring into the fire.

10 — Mrs. Stevens finds Tommy's ring and gets angry believing it was from her husband.

17 — Lucky has Mrs. Stevens favorite sweatpants with Tommy's ring inside.

16 — Tommy learns Willis and Tiffany have been secretly dating

15 — Willis overhears Amy is pregnant but assumes Tiffany is and freaks out.

14 — The tension between Mr. and Mrs. Stevens grows.

13 — Tommy looks for the ring only to find it's missing.

12 — Amy and Tiffany go to the store to get a pregnancy test

11 — Amy arrives.

WHAT IS THE FILM ABOUT?

ThanksForGiving is a romantic comedy that takes place on one day of the year, Thanksgiving.

Thanksgiving dinner is the most important day of the year and for Tommy Stevens, a young indecisive college student, this year's will be the most important day of his life… that is if all goes according to plan. You see, 20 years ago, Tommy's father, Mr. Jackson Stevens proposed to Tommy's mother, Mrs. Tasha Stevens at Thanksgiving dinner. What better way to honor his father's Turkey Day tradition, then to follow suit and pop the same question to his girlfriend, Amy. With a very modest engagement ring in his pocket, he's both excited and nervous.

As it turns out, Tommy is not the only one with a life-changing announcement. When Mr. Stevens first proposed 20 years ago, he did so with a promise of one day upgrading his future wife's wedding ring from drab to bling. And what better day to renew his confessed undying love, then 20 years later to the day. With a very expensive diamond wedding ring in his pocket, he's both excited and anxious.

Willis, Tommy's chubby best friend also has a secret to confess. Not only is he in love with Tommy's sister, Tiffany, but they've also been covertly dating for the last two years, even though they seem to be at each other's throats every time they are together. But this Thanksgiving, it's time to drop the charade. With their love exposé about to be exposed, Willis and Tiffany are both excited and fussy.

Mrs. Steven's brother Gary, aka Uncle Googles (he's a walking encyclopedia of useless information) is a mainstay at every holiday feast and this Thanksgiving is no exception. He's the Big Gulp, armchair Football watching family member everyone seems to have. He shows up to the house a day early without announcement as to why. Then there's Loretta, Mr. Steven's mom and the impossibly hard to please mother-in-law who's resentful toward Mrs. Stevens. She's a lonely widow and a closet kleptomaniac.

Tommy is nervous. He paces and practices, preparing and proposing and cringing at each instance. Mr. Steven is anxious. He switches and sneaks, smuggling and stashing the wedding ring from one hiding place to the next.

Tommy is also worried about Grandma's sticky fingers. She's a well-known family sneak thief.

Mr. Stevens is also worried about this fact and finally decides to move his very expensive ring from his top dresser to under his bed. Loretta would never look under his bed. Likewise, Tommy hides his very modest ring from his room to his father's top dresser. Grandma would never look through dad's dresser. As it happens, it's Mrs. Stevens that finds the ring and not the one under the bed meant for her, but the one in the top dresser meant for Amy. And she's furious. Furious that after 20 years, she's getting a ring that is worse than the one she first got. Flabbergasted, she pockets the ring in her favorite sweatpants and forgetfully tosses it to the floor.

As luck would have it, Lucky the family dog finds Mr. Steven's ring under his bed. What an amazing brand new toy, but only until he loses interest, dropping it somewhere in Tommy's room.

When Amy arrives she reveals to Tiffany that she thinks she is pregnant and is scared of being so young and still in college. They go to the nearest drug store to buy a pregnancy test to confirm. The whole day is completely uncomfortable.

When Tommy goes back to look for the ring, it's missing. He furiously searches for it everywhere. What was supposed to be the most important day of his life, is turning into the worst. To his chagrin, it's Tiffany that finally finds the ring box under his bed. But when she shows him the box, he realizes the ring he bought is still missing because that's the father's new ring. Tommy has no idea his ring is really sitting in his mother's sweatpants.

Willis overhears Amy telling Tiffany about her pregnancy. Assuming Tiffany is the one who is pregnant, Willis's reverts to his new stress management technique by eating fat-free donuts.

As anxiety and tension mix in the turkey day air, Mr. Stevens decides to start a nice calming fire in the fireplace. But Lucky the dog has other plans. With a penchant for chewing on Mrs. Stevens' strewn about clothes, he enters the living room with her sweatpants. Quick to act to save her favorite pants, Mr. Stevens declares a tug-of-war with Lucky over the fireplace. Tommy notices HIS ring box falling out of the pocket but before he can rescue the ring, it falls into the fire with no chance of recovery. This is now officially the worst day of his life, despite his parent's consolation. Tommy spills the beans on his plans due to everything running amok. His parents assure him that love is not about the size of the diamond in the ring, it's about the size of the diamond in your heart.

Willis tells Tiffany he knows why she is so hormonal and that he's the father. It becomes a war of words between them. Finally, Amy reveals she is the one that's pregnant and Willis is relieved.

Overhearing Mr. Steven's conversation about love and family, Loretta finally confesses her resentment; an unfair transference of the pain of losing her husband just before the joy of giving her son away on his wedding day had since left her with an internalized conflicted jealousy. She's always had nothing but love for her family, but her go-to diversion for this internal conflict frequently targeted her daughter-in-law. Loretta and Mrs. Steven's finally hug it out, signaling a breakthrough to a deeper connection.

In a house full of tension and nerves, an overwhelmed Amy finally divulges that she is pregnant to the whole family. Everyone is astonished. Tommy is blindsided and beside himself. In one hand, a pregnant girlfriend; In the other, an empty engagement box. But before he can act...

His father decides now is a good a time to get down on one knee to fulfill his promise with a bigger diamond ring. BLING! Despite the irony, Mrs. Stevens is astonished, blown away by her own tears of joy.

Not to lose momentum, Tommy begins his proposal ringless, but Googles pulls him aside and gives him the family heirloom ring that he never had the chance to use. In one fluid swoop, Tommy scoops the ring into the box and confidently bends the knee. Amy accepts. Tears explode. Mr. Stevens reveals to Googles that he knows that his mother's house has been foreclosed and that is why Googles arrived early. Since times our tough and family sticks together they offer Googles their place to stay so that he can get back on his feet.

Last but not least, Willis and Tiffany have a confession to make about their two-year secret relationship. No one is surprised. It was suspected. The family finishes their dinner together discussing what surprises Christmas may bring. This is officially the best day in everyone's life. Or at least until next Thanksgiving!

WHAT'S THIS FILM *Really* ABOUT?







Love wins

Size always matters... right?

Color me baby with Biscuits and Gravy

Why is ThanksForGiving unique?

- Our story features an interracial family.
- Also features a diverse set of characters everyone can relate to.
- The story intertwines young and seasoned love.
- It centers around the Thanksgiving holiday.
- Our story gives a comedic look at misunderstandings and forgiveness.
- The subject matter for the audience can range from 16 to 60.
- Instead of a cliche Christmas miracle, we give thanks for the things we take for granted.
- This family shares the same ideals, joys, hopes, ups and downs all joined together by love and identifiable to everyone regardless of race.
- This film is the comedic breath of fresh air that is needed during this intense time of differing racial ideologies. This film strips away every difference between ourselves and highlights all the attributes that show how much alike we are. We all laugh, we all cry, we all have secrets, we all make mistakes, we all need forgiveness, we all have loved ones, we all love, we all have fallen in love and we all eat especially around Thanksgiving.







Turkey Bone, Neck Bone, Jaw Bone, I'M HOME!

No news is too big that a diamond can't solve

Proposal mishaps

Characters

Tommy



Tommy is a college student who is madly in love with Amy Walker, his girlfriend. His life is very well put together.

He's about to graduate, he wants to marry his girlfriend and cannot wait to start his career. Nothing is more important to him than his family.

The one day of the year he makes sure to be around them is Thanksgiving. This is also the day his father proposed to his mother and he plans to do the exact same thing. But this day goes nothing like he planned.

Willis



Willis is Tommy's best friend and he loves to crack jokes. Every Thanksgiving Willis makes it his business to be at Tommy's house.

He loves to eat. He loves food. He's always trading insults with Tiffany and "Googles", Tommy's uncle.

Willis likes Tiffany a lot but he's too scared to tell anyone because of his insecurities about his weight but Tiffany likes him just the way he is.

He may not be the sharpest pen in the box but he's very loyal to Tommy. He overhears a conversation between Amy and Tiffany and assumes Tiffany is pregnant. This freaks him out and the entire day goes nothing like he planned.

Tiffany



She's the sassy little sister that is lovable but gets on your nerves. She's very close with her older brother, Tommy but has nothing but disdain for his best friend, Willis.

Do not be fooled, it is all a front.

Tiffany and Willis have been secretly dating for the past two years. They mask it well by hurling insults every chance they get. Tommy always has to run interference between them two.

She's also a comfort to Amy when she finds out she is pregnant. She keeps it secret from Tommy but Willis incidentally overhears this and assumes Tiffany is the one that is pregnant.

Uncle "Googles"



Uncle Gary, better known as "Googles" has a vast statistical knowledge exactly like an encyclopedia. This is Tasha's brother. He is never short on words. Googles regurgitates facts all the time.

He's wise and witty and he never misses an opportunity to trade jabs with Willis. This is how he and Willis bond.

He is the uncle that you can only stand to be around once a year and no more. He has found himself on hard times and his mother's house is now in foreclosure but he keeps it a secret from the family.

But Mr. Stevens offers him to stay in the house because of course, he is family. He has a family heirloom engagement ring that he passes on to Tommy because he never had the opportunity to meet someone to marry.

Tasha Stevens

Tasha is the kindest person you could ever meet but she has a breaking point with her mother-in-law, Loretta.

She is very much in love with her husband ever since the day she met him. Her heart still lights up every Thanksgiving remembering how she was proposed to. She is always at a war of words with her mother-in-law, who is not very accepting of her.

She has enough class to ignore her quips but do not push her to the limit. She loves to cook for her family and Willis who always ask her for a special dish every Thanksgiving. Family togetherness is what she holds dear in her heart.



Jackson Stevens



The patriarch of the family who is a hopeless romantic.

He has been happily married to his wife for at least twenty years and they still act like every day is an anniversary.

He still knows how to keep a smile on her face after all this time.

He holds Thanksgiving in high regard because he proposed to his wife on that day.

His mother, Loretta was not too happy about it because that same year his father had passed away and Tasha stole the only man she had left. He tries his best not to take sides as he plays peacemaker between them. His son, Tommy admires him and mirrors his actions. Like father, like son.

Loretta Stevens



This is Tommy's grandmother.

She's a sweet old grandmother but is impolite with Tasha at times and she's a bit of a klepto.

She loves her family dearly but feels abandoned by them since she lives far away and they never really visit. She is not fond of Tasha because she feels she stole Jackson from her after her husband had passed. She wants to be closer to her but does not know how to connect to Tasha. Every year the family hides their personal possessions in fear of her stealing them. But she does this only to keep mementos of them since she sees them so rarely.

Amy

She is very sweet and is always vibrant. She is very in love with Tommy. Although Tommy has a big surprise for her she has one for him too. She is pregnant with his child.

The whole day she is nervous and hides it from everyone but Tiffany. She is unsure if Tommy wants that for his life but does not want to have a family without him. She has an inner strength and such a sweet demeanor that makes Tommy melt at the sight of her every time he sees her.





OUR MARKET AND INDUSTRY

"With the meteoric rise of streaming options such as Netflix, Amazon, Hulu - not to mention ample digital entertainment options available at home through YouTube and Facebook - it's becoming increasingly difficult to attract audiences to theaters outside of the latest Marvel movie"

Source: Greenberg, Julia. "Netflix and Amazon Offer Indie Filmmakers Hope (and Lots of Money)", Wired, 28th January 2016

Meanwhile, filmmakers can boast about marketing material for projects. One film can simultaneously be on cable boxes, video game consoles and various streaming outlets all while on the big screen. With infinite digital shelves, making a movie available to watch at home it is a bit easier than years prior for independent filmmakers.

The challenge is getting it noticed. The gate has widened for filmmakers searching for distribution with the growing popularity of streaming. Inadvertently these platforms create bidding wars with the studios' films that have no distribution home yet. According to the Observer, "by offering bigger bids and budgets for less mainstream films, Amazon and Netflix could have a wider impact on the kinds of films that get made."

Source: Katz, Brandon. "Movie Theaters are Experimenting with Anything That Can Help Starve Off Extinction", The Observer, 23 February 2018

The power and reach of social media will be the driving force for the promotion of the film. According to the Huffington Post, "The emphasis placed on uitlizing social media in every stage of the filmmaking process, pre-production, filming and in post-production has

become the means for independent films to stand out from the studio films that dominate 80% of views".
We are aiming to promote the making of the film on all the social media platforms.

Source: Michaelian, Britt. "Social Media Is A Major Game Changer For Independent Films". Huffington Post, 23 January 2014

"A new study by the Creative Artists Agency (CAA) says that films with more diverse casts perform better at the box office than less diverse ones".

Source: Nevins, Jake. "Diverse casting leads to box office success, study shows", The Guardian, 21 June 2017

We believe that people want to see themselves on screen. How one exemplifies love outweighs the color of their skin and this film does its best to prove that statement.



Cinematic Comparison

#THANKSFORCARING

Tommy:(too cocky) If you're confused on why I'm acting like this. Maybe I should let this ring do the talking.

Willis: You want THAT ring to do the talking? What does it say, I'm poor?

#THANKSFORBAKING

Willis: The damn dog stole my donut.

#THANKSGIVING

Mr. Stevens: What are you doing in my mother's purse?

Googles: Im looking for your balls because it looks like she has them.

#TURKEY

Googles: You not happy to see me? Did you know there's an eight percent chance that you wouldn't even have another sibling. And a forty-five percent chance you have multiple siblings you never heard about.

Tommy: I DON'T KNOW. One minute the signs say go ahead ask she's ready. The other it says no she doesn't want this.(Yelling) I'm so lost. The universe has confused me. Why are you playing games?!

Willis: Scream louder. That'll make you look sane.

#THANKSGIVINGPROPOSAL

#THANKSGIVINGFAMILY

Tiffany: That's so sweet, but next time you want to play your little passive-aggressive baby boy games, be a man about yours and ask me if I'm pregnant. You got that? Love you.

Mood Colors

Front Door & Living Room

  



  

   

Tommy & Tiffany Bedrooms

  



 



  

FILMMAKERS

DARIEN CURRY



Darien was born in Washington D.C. Halfway into his sophomore year of high school he attended Pine Forge Academy. This is the boarding school that fashioned his sharp witty personality. In the fall, he attended Oakwood University in Huntsville, Alabama. While in college he found a love for film and TV production. He directed and produced numerous promo ads for the school and student films. He won the first prize award for co-directing and writing the music video *SonBeam*.

In 2005, he graduated with a Bachelors degree in Communications with a minor in English. Darien also received his Masters in Computer Information Systems from the University of Phoenix. After undergrad, he came to Los Angeles where he started off as a production assistant at C4 Pictures. After much hard work he became a staff writer for C4 Pictures and Xonger Entertainment for approximately five years. He has penned over ten screenplays. He is the other founding member of Hooper and Curry Productions.

Together with his business/writing partner, Randall Hooper they have developed TV pilots, sketch comedies and penned a feature-length screenplay titled *Sister Code* that was released in AMC theaters 2015. Recently Hooper and Curry assisted the development of an HBO project called *George Christ*. He is currently writing and producing new film projects to build the Hooper and Curry brand.

Tel: 301 943 5562
Email: dariencurry@gmail.com

TRUDY SARGENT



Trudy set up Red Pictures Media in London, as an independent production company to develop feature-length screenplays.

Her most successful collaboration was with the writer Roberto Trippini which led to her co-writing and producing *Are You Ready For Love?* a romantic comedy produced at Carnaby Films and distributed in England by Sony Pictures Classics. The film received five awards at the prestigious Monaco Film Festival in 2006, including Best Screenplay and it reached Top 10 in the UK DVD market.

At Carnaby, Trudy also produced *Dolphins* (released in the US under *Octane* by Lionsgate) a fast-paced high octane film. She co-produced the psychological thriller *Daddy's Girl* (released in the US as *Cravings* by Grindhouse Entertainment) and was the Assistant Producer on *The Last Drop* (released in the UK by Sony Pictures Classics).

Inspired by the incredible training in Neuro-Linguistic Programming (NLP) with Richard Bandler, Trudy decided to pursue a directing career. *Road to Damascus*, a short film with a nonlinear storyline about the racial judgments we encounter in our lives, marked Trudy's debut as Director.

Attracted to deep stories with troubled characters, Trudy directed and produced dramas like *The Boy Who Became King*, *Classified*, *Fighter's Chance (3D)*, *Siempre Seras*, *5IVE* which have earned international and domestic recognition through various festival awards.

Most recently Trudy directed *The Long Way*, written by Joshua Hamburger, a coming of age story about a writer who moves to Los Angeles to pursue his career. Her next few projects included *Slammed!* an edgy thriller set in East LA, written by Michael Phillips, *Angels on Tap*, a mockumentary written by Burt Prelutsky, and the sci-fi thriller *FORETOLD*, a pilot for digital series written by Francisco Castro.

Aside from the film business, Trudy is a Tony Robbins trainer and she has volunteered in Africa, the Middle East, and Eastern Europe with various organizations and charities.

Tel: 310 993 5588
Email: trudy@redpicturesmedia.com

FILMMAKERS

RANDALL HOOPER



Randall was born in Los Angeles. At a young age he moved to Sacramento where he was raised. He is a graduate of the class of 2000 from John F. Kennedy High School. He later attended Sacramento State University but ended up at Alabama A&M in Huntsville, AL. In 2007, he received his Bachelors degree in Telecommunications. After graduation, he journeyed to Los Angeles where he started working at Sony Studios. While there, he learned the art of writing a screenplay.

He currently has received his Masters of Business from the University of Phoenix in San Diego. He is a natural born leader who has a passion for film, motivational speaking, television and the future youth of America. After the tragic death of his grandmother, Edna Walton he founded the John and Edna Walton Cancer Foundation and My Goal is Thee Honor Roll.

Giving back and helping others is not far from his natural personality. He is one of the founding members of Hooper and Curry Productions. Together with his business/writing partner, Darien Curry they have developed TV pilots, sketch comedies and penned a feature-length screenplay titled *Sister Code* that was released in AMC theaters May 8, 2015.

Tel: 323 590 5606
Email: rhooper82@gmail.com

TIMELINE



Campaign Launches

September 2019



Filming Starts (Anticipated)

December 2019

August 2019



Castings Offers (Anticipated)

November 2019



Filming Wraps (Anticipated)



First teaser (Anticipated)

April 2020



Cannes Film Market (Anticipated)

October 2020

January 2020



Film Completed (Anticipated)

May 2020

Film released (Anticipated)



DISTRIBUTION

Globally, online video streaming services generated $42.6 billion in 2018, compared to $32.9 billion in 2017 - nearly a 30% increase.

Last year was the first year that global viewers spent more on online video streaming services than attending movie theaters.

Spending on streaming services in the US long surpassed theatrical receipts, but last year was the first time audiences outside North America made the switch.

Digital entertainment spending in North America soared 24% last year to reach $17.5 billion, Just four years ago, Americans spent around $7.6 billion. Meanwhile, international digital spending grew even faster from 2017 to 2018, by 34%, to reach $25.1 billion. All told, theatrical and home entertainment spending around the world reached $96.8 billion in 2018, a 9%

increase from the previous year, and over 25% growth over the past four years.

DOMESTIC BOX OFFICE TRENDS

Box office receipts and admissions were up in North America, but international receipts were down in terms of receipts and admissions. The growth in North America grew 7% to reach $11.9 billion. Admissions in North America were up 5% compared to 2017 to reach 1.3 billion tickets sold. However, admissions are down nearly 10% from a decade ago.

In North America, over 75% of the population older than 2 years old (263 million) attended the movie theater at least once in 2018. Of these moviegoers, each purchased on average five tickets. Over 12% of the population is considered frequent moviegoers who

attend on average one film per month, accounting for half of all tickets sold.

Source: https://www.filmtake.com/exhibition/digital-video-overtakes-theatrical





DISTRIBUTION

INTERNATIONAL BOX OFFICE TRENDS
Box office receipts worldwide inched up 1% from $40.5 billion in 2017 to $41.1 billion in 2018.
Last year, the top five theatrical markets by receipts were the US/Canada with $11.9 billion, China at $9 billion, Japan with $2 billion, the UK at $1.7 billion and South Korea and France tied with $1.6 billion.
Predictions that China's box office would overtake North America by 2016 never came to fruition.

"These days, the once all-important US moviegoer is taking a backseat to moviegoers across the globe - particularly in the exploding Asian markets. Just two decades ago, overseas box office routinely accounted for less than half of a movie's total haul. Today, studios expect a 60-40 split favoring international box office"

There is a huge market internationally to capitalize on.
Source: https://deadline.com/2014/09/american-box-office-importantance-studios-oversas-841427

Box office receipts outside of North America decreased 1% from 2017, falling to $29.2 billion. However, international receipts are up 12% compared to five years ago.
Last year, box office receipts in Asia increased 5% from 2017 to reach $16.7 billion. China's box office increased by 12% but both figures are skewed since reporting has been converted to US dollars.
The box office in Europe, Middle East and Africa decreased by 3% compared to 2017. Germany and Russia experienced massive declines, losing over 14% compared to 2017.

Latin America's box office was the worst hit. Receipts decreased 22% after growing 22% in 2017. Much of these declines can be attributed to currency fluctuations. Argentina's box office fell 41% in US dollar terms, while Brazil decreased by 22%.
Source: https://www.filmtake.com/exhibition/digital-video-overtakes-theatrical

According to Box Office Mojo, films that are about or set around the Thanksgiving holiday have grossed over $440 million dollars internationally.
Source: https://www.boxofficemojo.com/genres/chart/?id=thanksgiving.htm



WHY A FAMILY COMEDY FILM?

Sitting around the TV, big screen, laptop or streaming device with your loved ones is one of the best ways to enjoy family quality time. Now the hard part is picking a film that everyone wants to see. During the holidays, family comedy films are usually the fan favorites and least contentious. Some people do not want their kids seeing too much violence or sex, some cannot get into science fiction and political movies will definitely turn some people off depending on what side of the fence they stand on but everyone wants to have a good laugh that brings the loved ones closer and gives them a feeling of nostalgia.

Source: https://www.purewow.com/family/best-family-movies

We looked for a broader set of data on family-friendly movies and dug into the popularity of films tracked by Common Sense Media. Their reviewers assign each film a series of scores, out of five. Across all the 1,823 family movies that Common Sense Media had reviewed, there is a strong correlation between high levels of positive educational messages and overall IMDb audience score (which we're using as a proxy for how popular the movie is)

Source: https://americanfilmmarket.com/what-the-data-says-producing-low-budget-family-films

Of all the genres, comedy has the highest correlation between levels of positive role models and audience enjoyment. The greater the role models, the higher the audience love. So what does correlate with profitability? Audience reviews. We estimate that fewer than a third of comedies with an IMDb score of under 6 out of 10 reached break even. By contrast, all of the comedy feature films we studied with an IMDb score of 8 or higher earned enough to be profitable (assuming industry standard deals and fees).

Source: https://americanfilmmarket.com/what-the-data-says-producing-low-budget-comedies/

Global box office gross for US-produced independent movies released since 2000 by genre



Audience ratings for comedies and their levels of positive messages and positive role models, 1998-2017




Estimated profitability for comedy feature films by their IMDb rating, 2000-15



Common Sense Media scores compared with IMDb user scores, all family movies





FREQUENTLY ASKED QUESTIONS

How can you make a quality movie for such a low budget?

ThanksForGiving was written so that it could work within a modest budget. The majority of the film will be shot in one location so that saves money and time instead of going to multiple locations on various days. When you don't have to keep moving the crew and the equipment, it's a lot more efficient. The cast is only eight people and a dog. Like it was stated earlier, the majority of the movie will be shot in a house so there is very little need for extras. The fewer actors in a scene, the easier it is to get all the shots you need. Basically, we are producing it like a network TV show, but shooting it with a more cinematic style. Also, we have no need for visual effects.

What happens if you raise more than $100,000?

That is what we call a "good problem to have". If we reach our goal and receive more capital from investors then we are able to do more of the creative side to make the film even better. This means maybe bigger actors and of course more aggressive and clever marketing of the film.

What obstacles do you think you will run into?

The obstacles we plan to face are pretty much all the obstacles that any film has to deal with. Some of the obstacles may include scheduling conflicts with actors, weather conditions and family emergencies.

The list could go on but the budget that we have created specifically factors in contingency problems for situations such as this. We will make sure a set time and schedule for all the major cast and crew to be available for principal shooting months in advance.

Why invest in us?

We have over 20+ years of experience between us in filming and television. This is a young production crew that has an eye for talent and we know audiences are looking new that they can relate to. Instead of following a trend we decided to set a trend. We saw a hole in the market and we are looking to fill it and we want you to be a part of this amazing experience.



No news is too big
that a diamond
can't solve